VIA EDGAR
April 4, 2008
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE:	Highland Distressed Opportunities, Inc. (the “Company”) File Nos. 001-33032 and 814-00729
To the Staff of the Commission:
     On behalf of the Company, I transmit for filing under Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, and Rule 101(a)(1)(iii) of Regulation S-T, a preliminary proxy statement and form of proxy relating to the Annual Meeting of the Stockholders of the Company (the “Annual Meeting”). The definitive copies of the proxy materials are intended to be released to shareholders on or about April 25.
     The Annual Meeting is being called for the purpose of submitting to the Company’s shareholders the following proposals: (1) to elect two Class I Directors to serve for a three-year term; (2) to ratify the selection of PricewaterhouseCoopers LLP to serve as the independent registered public accounting firm for the Company for the current year; and (3) to authorize the Company to sell shares of its common stock (“Common Stock”) at a price below net asset value per share, or warrants, options and rights to acquire its Common Stock at a price below the then current net asset value per share.
     Kindly direct any questions concerning this filing to the undersigned at (610) 382-8667.

Sincerely yours,
/s/ David C. Lebisky
David C. Lebisky

cc:	Michael Szkodzinski Shannon Gotfrit Elizabeth Reza Michael Doherty Sarah Clinton Alexandra Oprescu